

September 16, 2009

By U.S. mail and facsimile to (616) 364-5558

Mr. Michael R. Cole, Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline, N.E.
Grand Rapids, MI 49525

> **RE:** **Universal Forest Products, Inc.**
> **Form 10-K for the fiscal year ended December 27, 2008**
> **Filed February 25, 2009**
> **Definitive Proxy Statement on Schedule 14A filed March 6, 2009**
> **File No. 0-22684**

Dear Mr. Cole:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 27, 2008

Signatures, page 17

1. We note that your principal executive officer and your principal financial officer have signed the annual report on Form 10-K on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your principal executive officer and principal financial officer. In addition, your annual report on Form 10-K has not been signed by anyone in the capacity of principal accounting officer. If you do not have an officer who holds the titles of controller or principal accounting officer, the person who has responsibility for

these functions (e.g., your chief financial officer) should sign the annual report and be designated on the signature page as your principal accounting officer. In future filings, please ensure that your filings are properly executed. Please refer to General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K.

Exhibit Index, page E-1

2. We note that you have omitted the schedules and exhibits to the following exhibits:

   * Exhibit (i)(4) (Series 2004-A, Credit Agreement dated December 20, 2004);

   * Exhibit (i)(5) (First Amendment dated February 12, 2007 relating to Series 2004-A, Credit Agreement dated December 20, 2004); and

   * Exhibit (j)(2) (Series 2002-A, Senior Note Agreement dated December 18, 2002).

   As there does not appear to be a valid basis for omitting these schedules and exhibits, please file them with your next periodic report or, if you prefer, you may use a current report on Form 8-K instead.

Annual Report

Management's Discussion and Analysis, page 3

3. We understand from the transcript of the second quarter 2009 conference call that management tracks the performance of its plants, whereby if a plant is costing the Company cash, the Company puts them on notice and if there are no improvements, the plant will be closed. Section 501.12.b.3 of the FRC and Item 303(a)(3)(ii) of Regulation S-K requires the disclosure of known trends, uncertainties or other factors that will result in, or are reasonably likely to result in, any material impairment charges in future periods. Such disclosure should identify the negative factors that may impact asset recoverability. Since these plants are apparently experiencing a negative cash position, in future filings please disclose in MD&A the carrying value of the assets associated with these plants that are "on notice" so readers can understand the assets at risk.

A. Summary of Significant Accounting Policies, page 28

4. We note the Exhibit 21 and your disclosure herein that you consolidate 50% owned entities over which you exercise control. Please quantify for us the impact

that such consolidation has on total assets, total liabilities and revenues for the periods presented.

Definitive Proxy Statement Filed March 6, 2009

Executive Compensation, page 15

Compensation Discussion and Analysis, page 15

Compensation Program Components, page 16

Base Salaries, page 16

5. We note that you use survey data about compensation practices at other companies in connection with the process of setting compensation for your named executive officers. This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact the survey data had on your compensation decisions for the most recently completed fiscal year. In doing so, please clarify the extent to which your compensation decisions are derived from or based on a comparison to peer companies, being sure to identify the peer companies by name, or otherwise describe your methodologies for utilizing comparative information when implementing your compensation policies or making specific compensation awards. To the extent any specific elements of compensation are tied to a benchmark, please identify the benchmark and discuss where your actual payments and awards fell with respect to the benchmark, and to the extent that actual compensation deviated from the benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

6. We note that the compensation committee increased Mr. Webster's salary by 24.5%. This percentage increase fell well outside the 3% to 5% range of percentage salary increases the compensation committee gave to your other named executive officers. With a view toward future disclosure, please tell us why the compensation committee increased Mr. Webster's salary by a significantly greater percentage than the other names executive officers. In this regard, we note that Mr. Webster became president of your company on January 1, 2009. If his salary increase was linked to that appointment, you should address this connection. Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please see Section II.B.1. of Commission Release No. 33-8732A. When policies or decisions for a named

executive officer are materially different from those applied to your other officers, please discuss and analyze these policies or decisions on an individualized basis.

Incentive Compensation, page 17

7. We note that you have not disclosed the return on investment performance targets applicable to your performance bonus plan awards. As each of your named executive officers appears to have earned a cash award under this plan, these targets are material to an understanding of your compensation policies and decisions for your named executive officers and should be disclosed. Please tell us what the targets were and provide us with a materially complete analysis as to why you have not publically disclosed the targets. In this regard, we direct your attention to Instruction 4 to Item 402(b) of Regulation S-K and note that you should address in detail both the materiality to investors of the undisclosed information and the likelihood that the disclosure of this information would cause substantial harm to your competitive position. Finally, please note that we may have additional comments on whether you have met the standards for treating the information confidentially. Please refer to Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.

8. With a view toward future disclosure, please provide us with a materially complete discussion and analysis of how you determined the amounts of the 2008 cash awards for each named executive officer under your performance bonus plan. You should provide sufficient detail and explanation to enable us to understand how you determined the amount shown in the "Non-Equity Incentive Plan Compensation" column of the summary compensation table. In this regard, it may be helpful to include an illustration to demonstrate the operation of the formula used to determine the size of a payout under your incentive plan.

Long-Term Stock Incentive Plan, page 18

9. With a view toward future disclosure, please provide us with a materially complete discussion and analysis of why you made the January 15, 2008 conditional stock grants to your named executive officers.

Summary Compensation Table, page 20

10. Please tell us why you have not included in the "Stock Awards" column the February 8, 2008 grants of conditional stock to your named executive officers, as discussed on page 18 and disclosed in the grants of plan-based awards table.

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 with any other questions.

Sincerely,

Terence O'Brien
Branch Chief